SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934*
                        (Amendment No.1)*

                   Southfirst Bancshares, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            844271106
                         (CUSIP Number)

                       Jeffrey L. Gendell
200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-
                              3695
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                          June 13, 1997
    (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               [page 1 of 12]

13D
CUSIP No. 844271106
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                62,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                62,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                62,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 12]

13D
CUSIP No. 844271106
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                62,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                62,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                62,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 3 of 12]

13D
CUSIP No. 844271106
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                10,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	10,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                10,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 1.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 4 of 12]
13D
CUSIP No. 844271106
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                52,100
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
	52,100
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                52,100
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 6.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 5 of 12]

     This Schedule 13D, initially filed on May 8, 1997 (the "Schedule 13D"), by Jeffrey L. Gendell, Tontine Partners, L.P. and Tontine Financial Partners, L.P., relating to the Common Stock, $.01 par value (the "Common Stock") of Southfirst Bancshares, Inc., a Delaware Corporation (the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D as follows.

Item 2.     Identity and Background.

     (a)    This statement is filed by:   (i) Jeffrey L. Gendell, with respect
to the shares of Common Stock directly owned by Tontine Partners, L.P., a Delaware limited partnership ("TP"), and by Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), (ii) Tontine Management, L.L.C., a limited liability Company organized under the laws of the State of Delaware ("TM") with respect to shares of Common Stock owned directly by TP and TFP,
(iii) "TP" with respect to the shares of Common Stock beneficially owned by it, and (iv) "TFP" with respect to the Shares of Common Stock beneficially owned by it.
     (b) The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166. The address of the principal business and principal office of "TM", "TP" and "TFP" is 200 Park Avenue, Suite 3900, New York, New York 10166.
     (c) Mr. Gendell serves as the Managing Member of "TM". The principal business of "TM" is serving as the general partner of "TP" and "TFP". The principal business of "TP" is serving as a private investment limited partnership investing in various industries. The principal business of "TFP" is serving as a private investment limited partnership investing primarily in financial institutions.
     (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Mr. Gendell is a United States citizen. "TM" is a limited liability company organized under the laws of the State of Delaware. "TP" and "TFP" are limited partnerships organized under the laws of the State of Delaware.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by "TP" is approximately $147,495. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by "TFP" is approximately $744,896. Neither Mr. Gendell nor "TM" owns directly any shares of Common Stock.

                               [page 6 of 12]



       The shares of Common Stock purchased by "TP" and "TFP" were purchased with working capital and on margin.

       "TP"'s margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. "TFP"'s margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the shares of Common Stock beneficially owned by "TP" and "TFP" may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to "TP" and "TFP". Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by "TP" and "TFP" is for investment, and the purchases of the shares of Common Stock by "TP" and "TFP" were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by "TP" and "TFP" is for investment purposes, "TP" and "TFP" will pursue discussions with management to maximize long-term value for shareholders. "TP" and "TFP" may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Neither Mr. Gendell, "TM", "TP" nor "TFP" has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Such persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 62,600
Percentage: 7.4% The percentages used herein and in the rest of Item 5 are calculated based upon the 846,900 shares of Common Stock issued and outstanding as of May 9, 1997, as reflected in the Company's 10-Q for the period ending March 31, 1997.
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 62,600
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: 62,600
(c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of "TFP", which were all in the open market, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.


                               [page 7 of 12]

       B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 62,600
                         Percentage: 7.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 62,600
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 62,600
              (c) "TM" did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of "TFP", which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Not Applicable.
              (e) Not Applicable.

       C. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 10,500
                         Percentage: 1.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 10,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 10,500
              (c) "TP" did not enter into any transaction in the Common Stock of the Company within the last sixty days.
              (d) Tontine Management, L.L.C., the general partner of "TP", has the power to direct the affairs of "TP", including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

       D. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 52,100
                         Percentage: 6.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 52,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 52,100
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of "TFP", has the power to direct the affairs of "TFP", including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

                               [page 8 of 12]

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.









                               [page 9 of 12]

                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 16, 1997 	             /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    Managing Member of
                                    Tontine Management, L.L.C.,
                                    General Partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.













                               [page 10 of 12]

                           Schedule A

                TONTINE FINANCIAL PARTNERS, L.P.
                                              Price Per Share
Date of                  Number of Shares    (including
commissions,
Transaction              Purchased/(Sold)     if any)

5/13/97                  1,000                    14.57

5/15/97                  700                      14.80

5/21/97                  700                      14.93

5/23/97                  1,000                    15.06

6/5/97                   4,100                    15.05

6/10/97                  500                      14.93

6/13/97                  2,500                    15.05

6/26/97                  1,000                    15.56



















                               [page 11 of 12]

                                     EXHIBIT 1

                              JOINT ACQUISITION STATEMENT
                               PURSUANT TO RULE 13D-1(f)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or its contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or its knows or has reason to believe that such information is inaccurate.


	July 16, 1997


                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    Managing Member of
                                   	Tontine Management, L.L.C.,
                                    General Partner of Tontine Partners, L.P.
                                   	and Tontine Financial Partners, L.P.




                               [page 12 of 12]